UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2010

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On June 28, 2010, CIBT Education Group Inc. (the “Company”) announced that Mr. Dennis Huang was appointed as the Company’s Chief Financial Officer, replacing Mr. Timothy Leong effective immediately. Mr. Leong resigned due to time and family commitments and has been appointed as the VP of Finance and Accounting effective immediately. He will continue to provide accounting, finance and administrative services to the Company.

Mr. Huang holds a Masters and a Doctorate degree in Economics from Jinan University and is designated by the Canadian Securities Institute as a Financial Management Advisor in Canada. He is also designated as a Senior Economist by the Science and Technology Bureau of Guangdong province, China. Mr. Huang has worked with the Company and its subsidiaries for the past four years as the Executive Vice President of Finance.

For further details, see the press release attached as an exhibit hereto.

EXHIBITS

Number	Description of Exhibit
99.1	June 10, 2010 – News Release “CIBT Approves Appointment of New Director”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: July 6, 2010	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer